February 17, 2026

Kathy Sarpash
Secretary
BAM Finance LLC
250 Vesey Street, 15th Floor
New York, NY 10281-1023

       Re: BAM Finance LLC
           Registration Statement on Form F-3
           Filed February 10, 2026
           File No. 333-293357
Dear Kathy Sarpash:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Daniel H.S. Masliyah